貝克・麥堅時律師事務所

07026310

RECEIVED

2007 AUG 29 A 8:53

夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

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August 24, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated August 22, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
AUG 3 1 2007
THOMSON FINANCIAL

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

8/29

Encl.

BAKER & MCKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on August 22, 2007:

1. Announcement – 2007 Interim Results, released on August 23, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

Announcement
2007 Interim Results

The board of directors (the "Board") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited *) (the "Company") hereby announces the unaudited consolidated financial results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007, as prepared in accordance with International Accounting Standard 34 "Interim financial reporting". The Group's interim results for the six months ended 30 June 2007 were unaudited, but they have been reviewed by KPMG, the auditors of the Company, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report addressed to the Board is included in the interim report to be sent to the Company's shareholders. The Audit Committee of the Company has also reviewed the 2007 interim financial results of the Group and its relevant financial information.

FINANCIAL AND BUSINESS SUMMARIES:

- Power generated amounted to approximately 28.90 million MWh, representing an increase of approximately 22.05% over the corresponding period in 2006;

- On-grid power sold amounted to approximately 26.92 million MWh, representing an increase of approximately 21.52% over the corresponding period in 2006;

- Turnover amounted to approximately RMB8,539 million, representing an increase of approximately 23.55% over the corresponding period in 2006;

- Profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB543 million, representing an increase of approximately 1.38% over the corresponding period in 2006; and

- Earnings per share were approximately RMB0.090.

The Board hereby announces the Group's unaudited results for the six months ended 30 June 2007 and the comparison between these and the relevant results of the corresponding period in 2006. For the six months ended 30 June 2007, the Group's turnover amounted to approximately RMB8,539 million, representing an increase of approximately 23.55% over the corresponding period in 2006; profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB543 million, representing an increase of approximately 1.38% over the corresponding period in 2006. Earnings per share were approximately RMB0.090 and net assets per share (excluding minority interests) amounted to approximately RMB2.27.

The Group operated commendably on the whole during the first half of 2007, maintaining a steady growth in both power generated and business revenue. Net profit, with a slight increase, held the line of the corresponding period in 2006. Projects under construction and preliminary projects are in smooth progress, and the level of energy saving and environmental protection witnessed a further improvement.

THE GROUP'S POWER GENERATING FACILITIES

The Group is one of the largest listed power-generating group companies in the PRC. As at the date of this announcement, the total installed capacity controlled or invested by the Group and the Group's total interested installed capacity amounted to 18,328.7MW and 14,520MW respectively. Details are set out as follows:

Power Plants/ Companies	Capacity (MW) (as at the date of this announcement)	Equity interest held by the Company	Combination of generating units	Notes
Zouxian Plant (Note 1)	4,540	100%	2 x 1,000MW + 2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,300	100%	2 x 300MW + 5 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") (Note 1)	2,000	45%	2 x 670MW + 2 x 330MW	
Huadian Qingdao Power Company Limited ("Qingdao Company")	1,260	55%	4 x 300MW + 60MW	
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") (Note 3)	890	87.5%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") (Note 2)	930	88.16%	2 x 315MW + 2 x 150MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") (Note 1)	2,400	80%	2 x 600MW + 4 x 300MW	

Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	—	97%	—	2 x 600MW generating units under construction
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company")	—	95%	—	2 x 660MW generating units under construction
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	2 x 300MW	
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") (Note 4)	—	78%	—	2 x 12.5MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") (Note 1)	660	90%	1 x 660MW	1 x 660MW generating unit under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") (Note 1)	600	65%	1 x 600MW	1 x 600MW generating unit under construction
Ningxia Zhongning Power Company Limited ("Zhongning Company")	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,481.7	31.11%	4 x 330MW + 161.7MW	161.7MW wind power 4 x 330MW thermal power
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%	—	2 x 600MW generating units under construction
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower	—	100%	—	4 x 230MW hydropower generating units under construction

Company")				
Jiangsu Huadian Binhai Wind Power Company Limited	—	100%	—	wind power generating units with 200MW planned capacity
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") (Note 5)	—	100%	—	45MW wind generating unit under construction
Total installed capacity controlled or invested (Note 6)	18,328.7			
Total interested installed capacity (Note 7)	14,520			

Note 1: The first 660MW generating unit of Xinxiang Company Baoshan Phase I Project , the first 600 MW generating unit of Lingwu Company Greenfield Project, the second 670MW generating unit of Weifang Company Phase II Expansion Project, the second 600MW generating unit of Guangan Company Phase III Project and the second 1,000 MW generating unit of Zouxian Plant Phase IV Expansion Project have each completed 168 hours trial operation in full load capacity on 19 April, 8 June, 9 June, 30 June and 5 July 2007 respectively as required by the State.

Note 2: The No.4 generating unit of Tengzhou Company was shut down smoothly on 29 June 2007, and the shut-down capacity reached 33MW.

Note 3: The Company's shareholding in Zhangqiu Company changed from 84.45% to 87.5% with effect from 8 June 2007.

Note 4: Suzhou Biomass Energy Company was incorporated on 15 June 2007, in which the Company holds 78% equity interest and has been included into the Group's consolidated financial statements since its incorporation.

Note 5: Ningdong Wind Power Company was incorporated on 19 March 2007, in which the Company holds 100% equity interest and has been included into the Group's consolidated financial statements since its incorporation.

Note 6: The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates, of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.

Note 7: The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company, based on the respective percentage equity interest held by the Company, of which 31.11% of the 1,116.75MW interested capacity of Ningxia Power Company was included.

In the Large-scale Thermal Power Units Competition of the PRC in 2007, Unit No.6 of Zouxian Plant of our Group won the first-class award for the 600MW generating unit category and was awarded the "National golden award for reliable power generation unit"; and Units No. 4 and No.5 of Shiliquan Plant of our Group won the first-class and third-class awards under the

category of 100MW generating unit respectively.

BUSINESS REVIEW

(1) Power generation

For the six months ended 30 June 2007, the power generated by the Group amounted to approximately 28.90 million MWh, representing an increase of 22.05% over the corresponding period in 2006; the average utilization hours of the power generating facilities of the Group were 2,225 hours, representing a decrease of 425 hours over the corresponding period in 2006.

(2) Turnover

For the six months ended 30 June 2007, the turnover of the Group was approximately RMB8,539 million, representing an increase of approximately 23.55% over the corresponding period in 2006. The revenue from sale of electricity amounted to approximately RMB8,357 million, representing an increase of 23.78% over the corresponding period in 2006. The revenue from sale of heat amounted to approximately RMB182 million, representing an increase of 13.61% over the corresponding period in 2006.

(3) Profit

For the six months ended 30 June 2007, the operating profit of the Group was approximately RMB1,192 million, representing an increase of approximately 13.35% over the corresponding period in 2006. Profit after taxation attributable to the equity shareholders of the Company was approximately RMB543 million, representing an increase of approximately 1.38% compared with the corresponding period in 2006. Earnings per share were approximately RMB0.090 and net assets per share (excluding minority interests) were approximately RMB2.27.

(4) Infrastructure construction projects

As at the date of this announcement, five new generating units of the Group have commenced operations in 2007. The first 660MW generating unit of Xinxiang Company (in which the Company holds 90% equity interest) Baoshan Phase I Project, the first 600MW generating unit of Lingwu Company (in which the Company holds 65% equity interest) Greenfield Project, the second 670MW generating unit of Weifang Company (in which the Company holds 45% equity interest) Phase II Expansion Project, the second 600MW generating unit of Guangan Company (in which the Company holds 80% equity interest) Phase III Project and the second 1,000MW generating unit of Zouxian Plant (which is owned by the Company) Phase IV Expansion Project have each completed 168 hours trial operation in full load capacity on 19 April, 8 June, 9 June, 30 June and 5 July 2007 respectively as required by the State. All of the above-mentioned units are large-capacity, high efficient, energy-saving and environment-friendly generating units, the operation of which will play an important role in improving the management ability and profitability of the Company. All these newly-operated generating units adopted the local benchmark on-grid tariffs. In addition, a tariff rise of RMB15/MWh based on the original electricity tariffs, resulting from desulphurization, was implemented for Unit No.1 of Lingwu Company, Units No.3 and No.4 of Weifang Company and Units No.1 to No.6 of Guangan Company.

(5) Construction in progress

As at the date of this announcement, the Group's projects under construction include: one

600MW generating unit of Lingwu Company, two 600MW generating units of Suzhou Company Phase I Project, one 660MW generating unit of Xinxiang Company Phase I Project, two 660MW generating units of Wuhu Company, two 600MW generating units of Luzhou Company, four 230MW hydropower generating units of Luding Hydropower Company, 45MW wind power generating units of Ningdong Wind Power Company and two 12.5MW straw power generating units of Suzhou Biomass Energy Company. The above generating units are expected to be put into operation successively from the second half of 2007 to 2009.

(6) Preliminary projects

During the first half of 2007, the Company strengthened the reserve and development of preliminary projects in light of its strategy of "Expanding nationally with a global view based on strongholds in Shandong", laying the foundation for its sustainable development. The Company has reserved power projects including thermal power, hydroelectric power, wind power, biomass power and nuclear power, with a total capacity of 24,000MW in Shandong, Sichuan, Henan, Anhui, Ningxia, Jiangsu, Hebei and Tianjin, etc.

(7) Energy-saving and environmental protection projects

In the first half of 2007, the Group continued to strengthen its effort on environmental protection. As at the date of this announcement, 36 generating units with desulphurisation system with a total capacity of 13,970MW have commenced operation, representing 76.2% of the total installed capacity of the Group, which resulted in an annual sulphur dioxide reduction capacity of 500,000 tonnes. In addition, responding to the State policy of "Developing large projects and cutting small projects", the Group has shut down part of its small-scale thermal power capacity. In the first half of 2007, a capacity of 33MW had been shut down. In the second half of 2007, the Group will further shut down a capacity of 25MW.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macro economy and demand on electricity

According to the statistics of the National Bureau of Statistics of China, in the first half of 2007, the gross domestic product ("GDP") of the PRC amounted to RMB10,676.8 billion, representing an increase of 11.5% over the corresponding period in 2006 based on comparable prices. Power consumption of the whole society totalled 1,515 million MWh, representing an increase of 15.56% over the corresponding period in 2006, of which the consumption of the primary, secondary and tertiary industries were 39.3 million MWh, 1,166.4 million MWh and 145.1 million MWh, representing an increase of 2.67%, 17.18% and 12.16% over the corresponding period in 2006 respectively.

Currently, the Group's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces/Autonomous Region, which are areas with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Provinces/Autonomous Region in the first half of 2007 reached 14.7%, 13.7%, 12.8%, 13.2% and14.7% respectively, which are higher than the national average by 3.2, 2.2, 1.3, 1.7 and 3.2 percentage points, respectively.

(2) Turnover and profit

In the first half of 2007, the turnover of the Group amounted to approximately RMB8,539 million, representing an increase of approximately 23.55% over the corresponding period in 2006. This was mainly due to the increase in the volume of power generated and the

increase of approximately 1.79% in the average on-grid electricity tariff. The Group's operating profit amounted to approximately RMB1,192 million, representing an increase of approximately 13.35% over the corresponding period in 2006.

(3) Operating expenses

In the first half of 2007, the operating expenses of the Group amounted to RMB7,374 million, representing an increase of about 25.38% compared with the corresponding period in 2006. This was due to the growth in the amount of power generated and the coal price hike.

The major operating expense of the Group was the cost of coal. In the first half of 2007, the unit cost of coal of the Group was approximately RMB173.33/MWh, representing an increase of approximately 6.03% over the corresponding period in 2006. This was due to the coal price hike and the growth in the amount of power generated.

In the first half of 2007, depreciation and amortization expenses of the Group amounted to RMB1,290 million, representing an increase of approximately RMB395 million or 44.15% over the corresponding period in 2006. This was mainly due to the increase in depreciated assets as a result of the new generating units being put into operation.

In the first half of 2007, major overhaul expenses of the Group amounted to RMB149 million, representing an increase of approximately RMB24.12million over the correspongding period in 2006, representing an increase of 19.37%. The increase was mainly attributable to the newly installed generating units.

In the first half of 2007, repairs and maintenance expenses of the Group amounted to approximately RMB88.57 million, representing an increase of approximately RMB20.80 million, or 30.70%, over the corresponding period in 2006. However, the percentage of growth in repairs and maintenance expenses was relatively lower than that in power generation capacity, which was mainly attributable to the newly installed generating units.

In the first half of 2007, personnel costs of the Group amounted to approximately RMB458 million, representing a decrease of approximately RMB82.45 million, or 15.25%, from the corresponding period in 2006.

In the first half of 2007, administrative expenses of the Group amounted to approximately RMB266 million, representing an increase of approximately RMB23.27 million, or 9.6%, compared with the corresponding period in 2006. This was mainly due to the increase in the relevant expenses such as property tax, technical supervision service fee and slag transportation costs for the newly-operated generating units. .

In the first half of 2007, other operating expenses of the Group amounted to approximately RMB175 million, representing an increase of RMB34.66 million, or 24.63%, over the corresponding period in 2006. This was mainly due to an increase in fuel oil cost, water expenses for power generation, electricity expense incurred at the water source and operation engagement fees for the newly-operated generating units.

(4) Finance costs

For the six months ended 30 June 2007, net finance costs of the Group amounted to approximately RMB561 million, representing an increase of approximately 146.64% when compared with the corresponding period in 2006, of which interest expenses (net of interest capitalization) amounted to RMB594 million, representing an increase of approximately 123.77% when compared with the corresponding period in 2006. This was

mainly attributable to the increased loan amount, the increased proportion of interest in relation to the loans for the newly operated generating units charged to the income statement and the series of interest rate hikes since 2006.

(5) Indebtedness

As at 30 June 2007, borrowings of the Group amounted to RMB34,115 million, of which loans denominated in US dollars amounted to approximately US$202 million. The short-term debentures amounted to approximately RMB3,911 million and the gearing ratio (that is total liabilities / total assets) was approximately 72.99%.

(6) Cash and cash equivalents

As at 30 June 2007, cash and cash equivalents owned by the Group amounted to approximately RMB735 million.

(7) Production, operation and safety

In the first half of 2007, equivalent availability factor of the generating units and equivalent forced suspension rate of the Group were 94.09% and 0.22% respectively.

In the first half of 2007, the Group's generating units were operating safely and stably. Qingdao Company, Tengzhou Company and Zibo Company managed by the Group had recorded continuous safe production for over 3,200 days; Zouxian Plant, Laicheng Plant and Weifang Company had recorded continuous safe production for over 2,400 days; and Zhangqiu Company had recorded continuous safe production for over 1,700 days.

During the first half of 2007, the Group had undertaken major overhauls for 4 generating units and minor overhauls for 17 generating units, representing a planned overhaul rate of 5.77%.

BUSINESS PURSUITS

According to the relevant statistics, the national economy is expected to grow continuously, stably and persistently in 2007 while the demand for power is expected to expand relatively quickly. Meanwhile, the State will advance towards an energy efficient and environment-friendly society. With remarkable improvement in various strengths after years of development, the Group is well placed to consolidate and maintain its competitive advantages in the PRC by capitalizing on its high proportion of environment-friendly generating units with large capacity and high efficiency.

The major objectives of the Group in the second half of 2007 are as follows:

1. To ensure safe and stable operation of the Group's power plants, to achieve the Group's operation targets for 2007, to control costs stringently and maintain the leading position in the industry in terms of various technological and economic performance indicators.

2. To ensure smooth construction progress and timely operation in respect of existing construction, to ensure effective control on construction speed, quality of the construction and ensure control on unit cost.

3. To drive preliminary projects of the Group forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To advantage of the power source projects of China Huadian Corporation ("China Huadian") across the PRC, to seek exploration and construction of new projects, and to speed up the Group's expansion in domestic power generation business.

5. To strengthen control on cost of coal and further enhance long-term strategic partnerships with coal mines so as to improve coal quality and secure coal supply; to actively strengthen strategic cooperation with large-scaled coal mining enterprises.

6. To adhere to low cost strategies to enhance the Company's profitability.

7. To actively explore multiple debt financing methords for reduction of financing costs so as to meet future financial needs of the Group's continuous development.

DIVIDEND

The Board decided not to declare any interim dividend for the six months ended 30 June 2007.

CONNECTED TRANSCTION

Connected transaction, as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), newly entered into by the Company in the six months ended 30 June 2007 is as follows:

Continuing Connected Transaction with Huadian Coal Industry Group Co., Ltd. ("Huadian Coal")

On 28 June 2007, the Company and Huadian Coal entered into an agreement, pursuant to which, the Company appointed Huadian Coal to provide management and coordination services for procurement of coal in the PRC with a total annual service fee of RMB36 million for 2007.

As Huadian Coal is 51.28% directly owned by China Huadian, the Company's controlling shareholder, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules and therefore, entering into of this agreement constitutes a continuing connected transaction of the Company. As the percentage ratio for the total service fees payable by the Company is less than 2.5%, such transaction falls within Rule 14A.34 of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Details of the transaction were set out in the announcement of the Company dated 28 June 2007.

The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the agreement governing the transaction are not less favourable than those generally available from the independent third party service providers with similar coal procurement scale under similar services; and

(c) the transaction was conducted under normal commercial terms which are fair and reasonable and in the best interests of the Company and its shareholders as a whole.

TRANSACTIONS BETWEEN WUHU COMPANY AND CHINA HUADIAN ENGINEERING CO., LTD. ("HUADIAN ENGINEERING")

On 26 September 2006, the Company and China Huadian entered into an agreement, pursuant to which the Company acquired 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25,410,000. The equity transfer agreement was approved by State-owned Assets Supervision and Administration Commission of the State Council on 31 December 2006. Wuhu Company became a subsidiary of the Company on the same day. Details were set out in the announcements of the Company dated 26 September 2006 and 1 January 2007.

Before becoming a subsidiary of the Company in 2006, Wuhu Company entered into the following contracts with Huadian Engineering, a connected person of the Company, and had made payments to Huadian Engineering in accordance with the contracts entered into:

On 20 June 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Equipment for Treatment of Condensate Water Polishing. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB12,980,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB5,144,000 to Huadian Engineering.

On 31 July 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Bucket Wheel Staker-reclaimers. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB18,800,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB1,840,000 to Huadian Engineering.

On 21 August 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Imported Pipelines and Tube Materials. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB107,180,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB96,492,000 to Huadian Engineering.

On 21 August 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of High Temperature High Pressure Pipe Fittings. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB40,780,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB12,234,000 to Huadian Engineering.

On 30 November 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Prefabricated Pipes for Factories. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB5,400,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had not made any payment to Huadian Engineering.

SIGNIFICANT EVENTS

Issue of the First Tranche of Short-term Debentures

In accordance with the Management Measures for Short-term Debentures and the relevant documents from the People's Bank of China, the Company issued the 2007 first tranche of short-term debentures on the nationwide inter-bank bond market on 8 May 2007. The short-term debentures were issued at a discount, totalling RMB4 billion, with an issue price of

RMB97.54, a par value of RMB100, an annual interest rate of 3.38% and a term of 272 days. The short-term debentures were publicly issued in the nationwide inter-bank bond market by way of book building and centralised placing with the Industrial and Commercial Bank of China Limited as the lead underwriter responsible for assembling an underwriting syndicate. The issue of such short-term debentures effectively reduced the financing cost of the Company, and is expected to bring down the Company's finance costs by RMB44.32 million for the whole year. For details, please refer to the relevant announcements dated 26 April 2007 and 9 May 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

For the six months ended 30 June 2007, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2007, the Group deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2007, the Group was not involved in any material litigation or arbitration. In addition, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

AUDIT COMMITTEE

The unaudited financial statements for the six months ended 30 June 2007 prepared under International Accounting Standard 34 "Interim financial reporting" were reviewed by the Company's Audit Committee.

CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, but not limited to, its Articles of Association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee, etc..

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and has taken the view that the corporate governance practices adopted by the Company during the first half of 2007 have met the requirements under the code provisions in the Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules and there was no deviation from such provisions.

By Order of the Board
Huadian Power International Corporation Limited *
Cao Peixi
Chairman

Beijing, the PRC
23 August 2007

As at the date of this announcement, the members of the Board of the Company are:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

** For identification only*

I. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED INTERIM FINANCIAL REPORT PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

Consolidated income statement for the six months ended 30 June 2007 (unaudited)
(Expressed in Renminbi)

	Note	*Six months ended 30 June* *2007* RMB'000	*2006* (restated) RMB'000
Turnover	4	8,538,701	6,911,216
Operating expenses			
Coal consumption		(4,828,048)	(3,761,612)
Depreciation and amortisation		(1,289,775)	(894,728)
Major overhaul expenses		(148,645)	(124,522)
Repairs and maintenance		(88,573)	(67,770)
Personnel costs		(458,351)	(540,799)
Administrative expenses		(265,985)	(242,630)
Sales related taxes		(92,306)	(87,186)
Other operating expenses		(175,412)	(140,750)
		(7,347,095)	(5,859,997)
Operating profit		1,191,606	1,051,219
Investment income		-	19,296
Other net income		16,689	14,894
Net finance costs	5	(561,479)	(227,650)
Share of profits less losses of associates		39,881	(186)
Share of profit less loss of a jointly controlled entity		25,671	19,029
Profit before taxation	6	712,368	876,602
Income tax	7	(2,018)	(275,047)
Profit for the period		710,350	601,555
Attributable to:			
Equity shareholders of the company		543,451	536,042
Minority interests		166,899	65,513
Profit for the period		710,350	601,555
Basic and diluted earnings per share	9	RMB 0.090	RMB 0.089

Consolidated balance sheet as at 30 June 2007 (unaudited)
(Expressed in Renminbi)

	Note	*At 30 June 2007*	*At 31 December 2006* (restated)
		RMB'000	RMB'000
Non-current assets			
Property, plant and equipment		41,909,154	36,047,950
Construction in progress		12,271,587	11,499,163
Lease prepayments		876,859	895,275
Intangible assets		44,431	44,431
Interest in associates		1,508,105	1,486,041
Interest in jointly controlled entity		198,221	210,481
Other investments		140,539	135,539
Investment deposit		-	15,250
Deferred tax assets		45,913	44,946
		56,994,809	50,379,076
Current assets			
Inventories		733,897	730,941
Deposits, other receivables and prepayments		178,330	110,481
Trade and bills receivables	10	1,387,959	1,526,219
Tax recoverable		15,322	14,389
Guarantee deposits		35,361	316,058
Cash and cash equivalents		734,827	962,183
		3,085,696	3,660,271
Current liabilities			
Bank loans		7,369,259	10,804,955
Current portion of loans from shareholders		51,000	51,000
Current portion of state loans		10,134	10,005
Other loans		1,798,418	1,498,020
Short-term debenture payables		3,910,894	-
Amounts due to holding company		11,155	10,415
Trade and bills payables	11	6,307,026	4,457,324
Other payables		2,432,666	1,701,618
Tax payable		71,661	88,792
		21,962,213	18,622,129
Net current liabilities		(18,876,517)	(14,961,858)
Total assets less current liabilities		38,118,292	35,417,218

	Note	At 30 June 2007	At 31 December 2006 (restated)
		RMB'000	RMB'000
Non-current liabilities			
Bank loans		19,128,875	16,455,447
Loans from shareholders		1,235,000	1,235,000
State loans		67,882	74,424
Other loans		543,905	831,055
Deferred government grants		201,701	203,880
Deferred tax liabilities		637,119	769,509
Deferred income		74,758	-
		21,889,240	19,569,315
Net assets		16,229,052	15,847,903
Capital and reserves			
Share capital		6,021,084	6,021,084
Reserves		7,625,326	7,455,182
Total equity attributable to equity shareholders of the company		13,646,410	13,476,266
Minority interests		2,582,642	2,371,637
Total equity		16,229,052	15,847,903

Notes to the unaudited interim financial report
(Expressed in Renminbi)

1 Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 23 August 2007.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2006.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are

significant to an understanding of the changes in financial position and performance of the group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the IASB. IFRS includes all applicable IFRS, IAS and related interpretations.

IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2007. The Board of Directors has determined the accounting policies to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2007, on the basis of IFRS currently in issue, which directors believe, do not have a significant impact on the group's prior year financial position and results of operations.

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report. The group has not applied any new standards or interpretations that are not yet effective for the current accounting period.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements, except for accounting policy on investment in jointly controlled entities and details are set out in note 2.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included in the interim report to be sent to Shareholders.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2006 are available from the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 23 March 2007.

2 Changes in accounting policy

In prior years, investment in jointly controlled entity was accounted for under proportionate consolidation method for consolidated financial statements prepared under IFRS and People's Republic of China ("PRC") Accounting Standards and Regulations. Effective from 1 January 2007, the group adopted the new China's Accounting Standards for Business Enterprises ("ASBE") (2006) for the preparation of PRC financial statements and changed its accounting policy to equity account for the investment in jointly controlled entity in accordance with ASBE 2 "Long term investments".

In order to avoid confusion and to harmonise with existing ASBE (2006), the director believes that the adoption of equity method could provide more relevant information about the group's financial position. As a result, the group has adopted the equity method, which is permitted under IAS 31 "Interests in Joint Ventures", to account for investment in jointly controlled entity for consolidated financial statements prepared under IFRS with effect from 1 January 2007.

The change in accounting policy has been adopted retrospectively but there is no effect on the opening net assets, retained profits nor the profit or loss for the periods presented. The

adoption of equity method only resulted in a reclassification of the accounting caption and the effects to the group's consolidated financial statements are set out below:

(a) Restatement of prior periods and opening balances

Consolidated income statement for the six months ended 30 June 2006:

	2006 (as previously reported) RMB'000	*Effect of new policy increase/ (decrease) in profit for the period* RMB'000	*2006* RMB'000
Turnover	7,116,054	(204,838)	6,911,216
Operating expenses			
Coal consumption	(3,853,880)	92,268	(3,761,612)
Depreciation and amortisation	(933,666)	38,938	(894,728)
Major overhaul expenses	(137,833)	13,311	(124,522)
Repairs and maintenance	(69,179)	1,409	(67,770)
Personnel costs	(549,666)	8,867	(540,799)
Administrative expenses	(248,602)	5,972	(242,630)
Sales related taxes	(88,209)	1,023	(87,186)
Other operating expenses	(143,866)	3,116	(140,750)
	(6,024,901)	164,904	(5,859,997)
Operating profit	1,091,153	(39,934)	1,051,219
Investment income	19,296	-	19,296
Other net income	14,437	457	14,894
Net finance costs	(253,009)	25,359	(227,650)
Share of profits less losses of associates	(186)	-	(186)
Share of profits less losses of jointly controlled entity	-	19,029	19,029
Profit before taxation	871,691	4,911	876,602
Income tax	(270,136)	(4,911)	(275,047)
Profit for the period	601,555	-	601,555

Consolidated balance sheet as at 31 December 2006:

	2006 (as previously reported) RMB'000	*Effect of new policy increase/ (decrease) in net assets* RMB'000	*2006* RMB'000
Non-current assets			
Property, plant and equipment	37,046,206	(998,256)	36,047,950
Interest in jointly controlled entity	-	210,481	210,481
Other non-current assets	14,120,645	-	14,120,645
	51,166,851	(787,775)	50,379,076
Current assets			
Inventories	748,511	(17,570)	730,941
Deposits, other receivables and prepayments	111,258	(777)	110,481
Trade and bills receivables	1,575,104	(48,885)	1,526,219
Tax recoverable	16,164	(1,775)	14,389
Guarantee deposits	316,058	-	316,058
Cash and cash equivalents	967,922	(5,739)	962,183
	3,735,017	(74,746)	3,660,271
Current liabilities			
Bank loans	(10,864,955)	60,000	(10,804,955)
Other loans	(1,575,520)	77,500	(1,498,020)
Trade and bills payables	(4,508,415)	51,091	(4,457,324)
Other payables	(1,713,570)	11,952	(1,701,618)
Other current liabilities	(160,212)	-	(160,212)
	(18,822,672)	200,543	(18,622,129)
Net current liabilities	(15,087,655)	125,797	(14,961,858)
Total assets less current liabilities	36,079,196	(661,978)	35,417,218
Non-current liabilities			
Bank loans	(17,005,947)	550,500	(16,455,447)
Loans from shareholders	(1,335,000)	100,000	(1,235,000)
Deferred tax liabilities	(780,987)	11,478	(769,509)
Other non-current liabilities	(1,109,359)	-	(1,109,359)
	(20,231,293)	661,978	(19,569,315)
Net assets	15,847,903	-	15,847,903
Capital and reserves	(13,476,266)	-	(13,476,266)
Minority interests	(2,371,637)	-	(2,371,637)
Total equity and liabilities	(15,847,903)	-	(15,847,903)

(b) Estimated effect of changes in accounting policies on the current period

Estimated effect on the consolidated income statement for the six months ended 30 June 2007:

	2007 RMB'000	*Effect of new policy increase/ (decrease) in profit for the period* RMB'000	2007 RMB'000
Turnover	8,538,701	201,514	8,740,215
Operating expenses			
Coal consumption	(4,828,048)	(88,493)	(4,916,541)
Depreciation and amortisation	(1,289,775)	(28,163)	(1,317,938)
Major overhaul expenses	(148,645)	(12,689)	(161,334)
Repairs and maintenance	(88,573)	(1,593)	(90,166)
Personnel costs	(458,351)	(9,306)	(467,657)
Administrative expenses	(265,985)	(11,458)	(277,443)
Sales related taxes	(92,306)	(971)	(93,277)
Other operating expenses	(175,412)	(1,462)	(176,874)
	(7,347,095)	(154,135)	(7,501,230)
Operating profit	1,191,606	47,379	1,238,985
Investment income	-	-	-
Other net income	16,689	2,400	19,089
Net finance costs	(561,479)	(24,115)	(585,594)
Share of profits less losses of associates	39,881	-	39,881
Share of profits less losses of jointly controlled entity	25,671	(25,671)	-
Profit before taxation	712,368	(7)	712,361
Income tax	(2,018)	7	(2,011)
Profit for the period	710,350	-	710,350

Estimated effect on the consolidated balance sheet as at 30 June 2007:

	2007 RMB'000	*Effect of new policy increase/ (decrease) in net assets* RMB'000	*2007* RMB'000
Non-current assets			
Property, plant and equipment	41,909,154	970,028	42,879,182
Construction in progress	12,271,587	103	12,271,690
Interest in jointly controlled entity	198,221	(198,221)	-
Other non-current assets	2,615,847	-	2,615,847
	56,994,809	771,910	57,766,719
Current assets			
Inventories	733,897	19,907	753,804
Deposits, other receivables and prepayments	178,330	780	179,110
Trade and bills receivables	1,387,959	41,252	1,429,211
Tax recoverable	15,322	-	15,322
Guarantee deposits	35,361	-	35,361
Cash and cash equivalents	734,827	16,992	751,819
	3,085,696	78,931	3,164,627
Current liabilities			
Bank loans	(7,369,259)	(77,500)	(7,446,759)
Other loans	(1,798,418)	(77,500)	(1,875,918)
Trade and bills payables	(6,307,026)	(23,819)	(6,330,845)
Other payables	(2,432,66)	(30,051)	(2,462,717)
Other current liabilities	(4,054,844)	-	(4,054,844)
	(21,962,213)	(208,870)	(22,171,083)
Net current liabilities	(18,876,517)	(129,939)	(19,006,456)
Total assets less current liabilities	38,118,292	641,971	38,760,263
Non-current liabilities			
Bank loans	(19,128,875)	(530,500)	(19,659,375)
Loans from shareholders	(1,235,000)	(100,000)	(1,335,000)
Deferred tax liabilities	(637,119)	(11,471)	(648,590)
Other non-current liabilities	(888,246)	-	(888,246)
	(21,889,240)	(641,971)	(22,531,211)
Net assets	16,229,052	-	16,229,052
Capital and reserves	(13,646,410)	-	(13,646,410)
Minority interests	(2,582,642)	-	(2,582,642)
Total equity and liabilities	(16,229,052)	-	(16,229,052)

3 Acquisitions

In January 2007, the company completed the acquisition of 95% equity interests in Anhui Huadian Wuhu Power Company Limited for a consideration of RMB25.41 million.

The acquisitions had the following effect on the group's assets and liabilities:

	Pre-acquisition carrying amounts RMB'000	*Fair value adjustments* RMB'000	*Recognised values on acquisitions* RMB'000
Property, plant and equipment	3,909	-	3,909
Construction in progress	763,347	30,686	794,033
Designated loans	100,000	-	100,000
Deposits, other receivables and prepayments	7,098	-	7,098
Cash and cash equivalents	55,031	-	55,031
Trade payables	(288,470)	-	(288,470)
Other payables	(15,253)	-	(15,253)
Tax payable	(16)	-	(16)
Loans	(625,000)	-	(625,000)
Deferred tax assets/(liabilities)	3,087	(7,671)	(4,584)
Minority interests	(187)	(1,151)	(1,338)
Total	3,546	21,864	25,410
Less: Cash and cash equivalents acquired			(55,031)
Investment deposit paid in 2006			(15,250)
Net cash inflow for the period			(44,871)

The acquisitions contributed unaudited turnover amounting to RMB Nil and unaudited loss after tax amounting to RMB2,886,000 for the six months ended 30 June 2007.

4 Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Major components of the group's turnover are as follows:

	Six months ended 30 June *2007* RMB'000	*2006* (restated) RMB'000
Sale of electricity	8,356,965	6,751,257
Sale of heat	181,736	159,959
	8,538,701	6,911,216

5 Net finance costs

	Six months ended 30 June 2007 RMB'000	Six months ended 30 June 2006 (restated) RMB'000
Interest on bank and other loans	962,452	583,545
Less: Interest capitalised	(368,739)	(318,218)
Net interest expenses	593,713	265,327
Less: Interest income	(3,799)	(4,542)
Net foreign exchange gain	(37,171)	(14,481)
Net loss/(gain) on derivative financial instruments	8,736	(18,654)
Net finance costs	561,479	227,650

6 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2007 RMB'000	Six months ended 30 June 2006 (restated) RMB'000
Cost of inventories	5,139,497	4,007,357
Amortisation of intangible assets and lease prepayments	16,606	15,844
Depreciation	1,273,169	878,884
Dividend income	-	(3,140)
Profit on sale of investments	-	(16,156)

7 Income tax

	Six months ended 30 June 2007 RMB'000	Six months ended 30 June 2006 (restated) RMB'000
Charge for the PRC enterprise income tax	139,959	215,363
Deferred tax (income)/expense	(137,941)	59,684
	2,018	275,047

The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (six months ended 30 June 2006: 33%) on the estimated assessable profits of the group for the six months ended 30 June 2007 determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the company which is taxed at a preferential rate of 15%.

On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. According to the New Tax Law, except for a subsidiary of the company which enjoys a preferential rate of 15% until 2010, the group's applicable income tax rate is changed from 33% to 25% from 1 January 2008. Deferred tax income of RMB 196,924,000 has been adjusted based on the tax rate that is expected to apply to the period when the deferred tax asset is realised or the deferred tax liability is settled.

8 Dividends

(i) Dividends attributable to the interim period:

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2007 (six months ended 30 June 2006: RMB Nil).

(ii) Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June	
	2007	*2006*
	RMB'000	RMB'000
Final dividend in respect of the financial year ended 31 December 2006, approved during the following interim period, of RMB0.062 per share (year ended 31 December 2005: RMB0.065)	373,307	391,370

As at 30 June 2007, the group paid dividends of RMB134,000,000 and the remaining dividend payable was settled on 3 July 2007.

9 Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the company for the six months ended 30 June 2007 of RMB543,451,000 (six months ended 30 June 2006: RMB536,042,000) and the number of shares in issue during the six months ended 30 June 2007 of 6,021,084,200 (six months ended 30 June 2006: 6,021,084,200).

(ii) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2006 and 2007.

10 Trade and bills receivables

	At 30 June 2007	*At 31 December 2006* (restated)
	RMB'000	RMB'000
Trade and bills receivables for sale of electricity	1,336,927	1,492,077
Trade and bills receivables for sale of heat	51,032	34,142
	1,387,959	1,526,219

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	At 30 June 2007	*At 31 December 2006* (restated)
	RMB'000	RMB'000
Within one year	1,357,337	1,498,739
Between one and two years	14,535	11,578
Between two and three years	185	-
More than three years	15,902	15,902
	1,387,959	1,526,219

11 Trade and bills payables

All of the trade and bills payables are expected to be settled within one year.

II. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS

Consolidated balance sheet (unaudited)
as at 30 June 2007
(Expressed in Renminbi '000)

ASSETS	30 June 2007	31 December 2006 (restated)
Current assets		
Cash at bank and in hand	770,188	1,333,272
Designated loans	-	100,000
Bank acceptance bills receivable	8,604	7,068
Trade receivables	1,379,355	1,519,151
Prepayments	93,583	66,678
Other receivables	81,039	47,330
Inventories	733,897	730,941
Total current assets	3,066,666	3,804,440
Non-current assets		
Long-term equity investments	1,846,865	1,832,061
Fixed assets	41,155,664	35,264,944
Construction in progress	8,863,174	6,543,890
Construction materials	3,395,885	5,714,311
Intangible assets	683,575	695,704
Goodwill	274,209	274,209
Deferred tax assets	92,236	131,066
Investment deposits	-	15,250
Total non-current assets	56,311,608	50,471,435
Total assets	59,378,274	54,275,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Short-term loans	8,207,314	10,119,902
Bank acceptance bills payable	2,431,325	1,730,686
Trade payables	3,875,701	3,015,109
Wages payable	179,080	277,707
Taxes payable	207,613	319,617
Other payables	2,113,467	1,232,877
Short-term debenture payables	3,910,894	-
Long-term loans due within one year	1,021,497	2,369,078
Total current liabilities	21,946,891	19,064,976

	30 June 2007	31 December 2006 (restated)
Non-current liabilities		
Long-term loans	20,975,662	19,095,926
Special payables	-	15,640
Deferred tax liabilities	464,152	519,430
Other non-current liabilities	87,184	28,360
Total non-current liabilities	21,526,998	19,659,356
Total liabilities	43,473,889	38,724,332
Shareholders' equity		
Share capital	6,021,084	6,021,084
Capital reserve	2,017,180	2,027,690
Surplus reserves	1,528,651	1,528,651
Retained profits	4,043,734	3,870,633
Total equity attributable to equity shareholders of the Company	13,610,649	13,448,058
Minority interest	2,293,736	2,103,485
Total shareholders' equity	15,904,385	15,551,543
Total liabilities and shareholders' equity	59,378,274	54,275,875

Consolidated income statement (unaudited)
for the six months from 1 January to 30 June 2007
(Expressed in Renminbi '000)

	For the six months ended 30 June	
	2007	2006 (restated)
Turnover	8,575,132	6,942,404
Less: Cost of sales	(6,941,893)	(5,498,669)
Sales taxes and surcharges	(92,492)	(88,723)
Administrative expenses	(276,147)	(259,757)
Finance expenses	(561,479)	(227,650)
Add: Investment income	66,292	38,139
Including: investment income from associates and jointly controlled entity	66,292	18,843
Operating profit	769,413	905,744
Add: Non-operating income	1,494	2,899
Less: Non-operating expenses	(924)	(807)
Total profit	769,983	907,836
Less: Income tax	(76,092)	(287,175)
Net profit	693,891	620,661
Including: net profit attributable to equity shareholders of the Company	546,408	541,733
Including: loss of acquiree before business combination	-	(1,198)
Minority interest	147,483	78,928
Including: loss of acquiree before business combination	-	(63)
Earnings per share (RMB)		
Basic earnings per share	0.091	0.090
Diluted earnings per share	0.091	0.090

III. RECONCILIATION ON DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED BY THE GROUP UNDER DIFFERENT ACCOUNTING SATANDARDS

(a) Effects of major differences between the PRC Accounting Standards for Business Enterprises ("ASBE") 2006 and IFRS on net profit are analysed as follows:

	Note	Six months ended 30 June 2007 RMB'000	Six months ended 30 June 2006 RMB'000
Amount under ASBE		693,891	620,661
Adjustments:			
Net fair value adjustment	(a)	(62,178)	(40,435)
Adjustment of goodwill/consolidation difference	(b)	-	6,719
Government grants	(c)	5,303	600
Business combination under common control	(d)	-	1,261
Other adjustments	(e)	(740)	-
Taxation impact of the adjustments		74,074	6,154
Total		16,459	(19,106)
Amount under IFRS		710,350	601,555

(b) Effects of major differences between ASBE and IFRS on shareholders' equity are analysed as follows:

	Note	30 June 2007 RMB'000	31 December 2006 RMB'000
Amount under ASBE		15,904,385	15,551,543
Adjustments:			
Net fair value adjustment	(a)	969,514	1,001,008
Adjustment on goodwill/consolidation difference	(b)	(229,778)	(229,778)
Government grants	(c)	(189,275)	(178,940)
Business combination under common control	(d)	-	(3,735)
Other adjustments	(e)	(6,504)	(6,504)
Taxation impact of the adjustments		(219,290)	(285,691)
Total		324,667	296,360
Amount under IFRS		16,229,052	15,847,903

Note:

(a) According to the accounting policies adopted in the Group's financial statements prepared under IFRS, assets and liabilities acquired by the Group during business combination, irrespective of whether such business combination is under common control or not, are measured at the fair value of identifiable assets and liabilities of the acquiree at the date of acquisition. In preparing the consolidated financial statements, the respective financial statements of subsidiaries are adjusted based on the fair value of individual identifiable assets and liabilities at the date of acquisition.

Prior to 31 December 2006, according to the PRC Accounting Standards and Regulations (abbreviated as "old PRC GAAP" below), assets and liabilities acquired by the Group under business combination, irrespective of whether such business combination is under common control or not, was measured at the carrying value of assets and liabilities of the acquiree at the date of acquisition. Consolidated financial statements were prepared based on the respective financial statements of the Company and subsidiaries.

According to the requirement of "ASBE 38 – First adoption of ASBE", the Group is not required to adjust the aforesaid stipulation in respect of business combination under the old PRC GAAP retrospectively. As a result, differences between business combination as stipulated in the old PRC GAAP and IFRS remains after the adoption of ASBE (2006).

Since 1 January 2007, in accordance with ASBE (2006), assets and liabilities acquired by the Group under business combination are measured at their carrying value at the date of combination if they are under common control. Consolidated financial statements are prepared based on the financial statements of the Company and subsidiaries. There is a difference for business combination under common control under ASBE (2006) and IFRS.

Net fair value adjustments of the Group mainly represent the difference between the fair value and the carrying value of fixed assets at the date of consolidation (or date of acquisition) and the subsequent depreciation adjustment of the difference between the fair value and carrying value of fixed assets of such subsidiaries acquired during business combination under common control before the adoption of ASBE (2006).

(b) According to IFRS, goodwill of the Group represents the excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquiree. Since 2005, Goodwill is not amortised and is tested for impairment annually.

As mentioned in note (a), according to old PRC GAAP, goodwill or consolidation difference of the Group, irrespective of whether such business combination is under common control or not, is the excess of purchase consideration paid by the Company over its share of net assets of the acquiree. Goodwill or consolidation is amortised over a certain period.

In accordance with the requirement of "ASBE 38 – First adoption of ASBE", for business combination occurred before 31 December 2006, the Group has to adjust the following items retrospectively: wrote off the unamortised value of goodwill recognised for business combination under common control to retained profits; recognised the unamortised value at the first adoption date of the existing goodwill recognised for business combination not under common control as its deemed cost, and it is not amortised. As a result, after the adoption of ASBE (2006), difference in goodwill arising before the 31 December 2006 and the goodwill recognised under IFRS remains in existence.

Since 1 January 2007, according to ASBE (2006), the addition to goodwill of the Group only represents the excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquiree for business combination not under common control. As mentioned in note (a), no goodwill should exist for business combination under common control, and it is different from the accounting policies adopted in the Group's financial statements prepared under IFRS.

(c) According to IFRS, conditional government grants should be first recorded in long-term liabilities and amortised to profit or loss using the straight line method over the useful lives of the relevant assets after fulfilling the requirements from the government in respect of the construction projects.

According to old PRC GAAP, conditional government grants should be first recorded in long-term liabilities and transferred to capital reserve after fulfilling the requirements from the government in respect of the construction projects.

Since 1 January 2007, according to ASBE (2006), government grants related to assets (not including capital contribution by the government) are recognised as deferred income and amortised to profit or loss over the useful lives of the related assets.

According to "ASBE 38 – First adoption of ASBE", the Group is not required to adjust retrospectively for government grants existed before 31 December 2006. As a result, after the adoption of ASBE (2006), differences in government grants between ASBE and IFRS remains.

(d) According to ASBE (2006), in preparing consolidated financial statements, the opening balances as well as the comparative figures of the financial statements should be adjusted as if the current structure and operations resulting from the acquisitions had been in existence since prior periods in respect of business combination under common control. Accordingly, the capital reserve was adjusted for its increase in net assets due to business combination. According to IFRS, the comparative figures of consolidated financial statements should not be restated for business combination under common control.

(e) Other adjustments are not material individually.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China(the "PRC"))

(Stock code: 1071)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the H shares of Huadian Power International Corporation Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

The Company is currently in discussion with independent third parties in respect of a possible formation of a joint venture company. As at the date of this announcement, the aforesaid discussion is still ongoing and no formal agreements have been entered into by the Company. Further announcement will be made by the Company as and when appropriate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). In the event that the aforesaid discussion materialises, it may constitute a notifiable transaction for the Company under the Listing Rules.

Save as disclosed above and the matters previously disclosed, we confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

Shareholders and investors of the Company are advised to take caution in dealing in the shares of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the board of directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman,

Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
21 August 2007

* *For identification only*

END